COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

03 MAR 11 AM 7:21

File Number: 82.2994

3 March 2003

SUPPL

03007263

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/11

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

COCA-COLA AMATIL DISPUTES AMENDED TAX ASSESSMENT

Sydney, 28 February 2003: Coca-Cola Amatil (CCA) has been advised by the Australian Taxation Office (ATO) that it intends issuing CCA an amended assessment relating to a transaction that was part of the June 1998 demerger of its European businesses. The ATO has asserted that a capital gain arose in an offshore subsidiary of CCA as a result of the transaction or that the general anti-avoidance provisions (Part IVA) apply.

The transaction occurred in early 1998 and was one of the necessary restructuring steps undertaken by CCA to ensure all of its European businesses were held under one holding entity (Coca-Cola Beverages plc). The restructuring steps were only undertaken as part of a commercial transaction to demerge its European businesses, which subsequently resulted in the listing of Coca-Cola Beverages plc on the London and Australian stock exchanges.

The amended assessment, if ultimately upheld, may result in additional primary company tax of between $40 million and $50 million. The ATO is expected to seek to impose penalties and interest but, at this time, has not quantified the amount. The ATO has also indicated it will continue to review other aspects of the 1998 demerger.

CCA has obtained extensive legal, tax and accounting advice and continues to regard its tax treatment of the transaction as correct. As a result, the Company currently expects that any amounts payable under the amended assessment will not be charged to the profit and loss statement. No provision has been made for the amended assessment in the 2002 financial statements.

CCA will pursue all necessary avenues of objection and appeal once the amended assessment is received. However, resolution of this matter is likely to take some time.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA